Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 8, 2008

Relating to Preliminary Prospectus dated January 28, 2008

Registration No. 333-148893

BCD Semiconductor Manufacturing Limited

6,000,000 American Depositary Shares

REPRESENTING 30,000,000 ORDINARY SHARES

On February 6, 2008, BCD Semiconductor Manufacturing Limited filed Amendment No. 1 to its Registration Statement on Form F-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated January 28, 2008. The following summarizes certain terms of the disclosures in the preliminary prospectus included in Amendment No. 1 to the Registration Statement that did not appear in the Preliminary Prospectus dated January 28, 2008. References to “BCD”, “we,” “us,” or “our” are used in the manner described in the Preliminary Prospectus dated January 28, 2008.

Update to tax disclosures

The disclosure set forth under “Risk Factors—Risks Related to Doing Business in China— “We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”, “Taxation—People’s Republic of China Taxation”, the fifth paragraph under “Regulation—Enterprise Income Tax Regulation” and the final paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” has been updated to read in substance as follows:

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to the Company are exempt income. If we were considered a PRC resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the new tax law, foreign shareholders and ADS holders could become subject to a 10% income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC.

Update to “Regulation”

The disclosure set forth under “Regulation — Regulations and Policies that Encourage the Development of Semiconductor Companies” has been updated to read as follows:

On June 24, 2000, the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export related matters concerning integrated circuit design enterprise (ICDEs) and integrated circuit production enterprises (ICPEs).

Accreditation of ICDEs and ICPEs

Only duly accredited ICDEs and ICPEs may qualify for preferential industrial policies. Pursuant to the Regulations on Administration of the Accreditation of Integrated Circuit Design Enterprises and Products jointly issued by the Ministry of Information Industry, or MII, and the State Administration of Taxation, or SAT, on March 7, 2002 and the Notice Concerning Adjustment of Accreditation Organization and Administration Manner of Integrated Circuit Design Enterprises and Products jointly issued by the MII and the SAT on June 30, 2004, in order to obtain accreditation, an ICDE must:

•	be a legally established enterprise whose principal business is semiconductor design;

•	possess the necessary IC-producing environment, including but not limited to operation sites, production facilities and technology, and personnel;

•	comply with basic guidelines for IC product production, and possess the capacity to maintain product manufacturing quality; and

•	generate more than 30% of its total annual revenue from the self-design of semiconductor products and integrated circuit design services.

The MII is the authorized examination and approval administration for accreditation of ICDEs and has designated the China Semiconductor Industry Association and two other agencies to conduct the accreditation of ICDEs.

Pursuant to the Administration Measures for Accreditation of Integrated Circuits Enterprises Encouraged by the State (Trial Implementation) jointly issued by the National Development and Reform Commission, or NDRC, the MII, the SAT, and General Administration of Customs, or GAC, on October 21, 2005, in order to obtain accreditation, an ICPE must:

•	be a legally established enterprise whose business is production of integrated circuits;

•	possess the necessary IC-producing environment, including but not limited to operation sites, production facilities and technology, and personnel;

•	comply with basic guidelines for IC product production, and possess the capacity to maintain product manufacturing quality;

•	generate more than 60% of its total annual revenue from the production of integrated circuits; and

•	commit no illegal actions verified by a competent local taxation authority.

The NDRC, the MII, the SAT and the GAC are the authorized examination and approval administration for accreditation of ICPEs.

Advanced Analog Circuits (Shanghai) Corporation, or AAC, has received accreditation as an ICDE and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd., or SIM-BCD, has received accreditation as an ICPE. Presently, each of SIM-BCD and AAC is entitled to the preferential industrial policies described below, except for the preferential taxation policies specially applying to ICPEs whose total investment exceed RMB 8,000 million (approximately $1.05 billion) or whose integrated circuits have a linewidth of 0.25 micron or less.

Encouragement of Foreign Investment in Semiconductor Industry

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the NDRC and the Ministry of Commerce on October 31, 2007, foreign investment in integrated circuit design and production of ICs that have a linewidth of 0.18 micron and less is encouraged and may be eligible for certain types of preferential treatment as stipulated in PRC laws and regulations.

Preferential Taxation Policies

Enterprise Income Tax. Each of our PRC subsidiaries, as a foreign-invested enterprise, or FIE, is subject to taxation pursuant to the new law and other regulations.

Under the IC Policies, ICDEs are treated as software enterprises for purposes of tax treatment.

Accredited ICDEs enjoy certain preferential policies for the enterprise income tax. From the year in which an ICDE first has positive accumulated earnings, the ICDE is exempted from enterprise income tax for two years and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. AAC has been accredited as an ICDE and, subject to approval by the competent tax authority, is entitled to such tax preferential treatment.

Under the IC Policies and the IC Notice, ICPEs whose total investment exceeds RMB 8,000 million or whose integrated circuits have a linewidth of 0.25 micron or less are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and transportation industries. Enterprises with foreign investment engaged in the energy and transportation industries enjoy exemption from or reduction of foreign-invested enterprise income tax, or FEIT.

Under relevant regulations and subject to approval by the local tax authorities, our PRC subsidiaries, except for BCD Shanghai, which may be granted the preferential tax treatment similar to that granted for foreign investment in the energy and transportation industries, are entitled to a full exemption from FIE income tax for two years starting with the first year of taxable earnings or starting on January 1, 2008, whichever is earlier, and a 50% reduction for the following three years. For the potential effects of the new tax law on our preferential tax treatments, see “Risk Factors — Risks Related to Doing Business in China — Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and operating results.”

Exemption of Customs Duties and Import-Related Value-Added Tax. Under the IC Policies and the IC Notice, ICPEs whose total investment exceeds RMB 8,000 million or whose integrated circuits have a linewidth of 0.25 micron or less are exempt from customs duties and import-related value-added tax when importing raw materials and consumables used for self-production.

The Raw Materials Taxation Notice issued on October 10, 2004 further sets forth a detailed list of the raw materials and consumables used for self-production of qualified ICPEs that are subject to the preferential tax treatment set forth above.

Under the IC Notice, integrated circuit technology, production equipment, and equipment and instruments specialized for use in fabricating integrated circuits that are imported by a duly accredited ICPE are, with the exception of commodities listed in the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions as approved by the State Council, exempt from customs duties and import-related value-added tax.

Under the Construction Materials Taxation Notice issued on September 26, 2002, the importation of construction materials and auxiliary equipment, specifically for clean rooms, and spare parts for the production of integrated circuits (as listed in the annex to the Construction Materials Taxation Notice), by ICPEs whose total investment exceeds RMB 8,000 million or whose integrated circuits have a linewidth of 0.25 micron or less is exempt from customs duties and import-related value-added tax.

Update to the number of shares subject to lock-up agreements

The second paragraph under “Shares Eligible for Future Sale – Lock-Up Agreements” and the tenth paragraph under “Underwriting” have been updated to reflect that our executive officers and directors and certain of our other existing shareholders, who collectively hold approximately 94% of our shares outstanding immediately prior to the offering on an as-converted basis, have agreed to the lock-up agreement described therein.

Update to underwriting arrangements

The disclosure under “Underwriting” has been updated to disclose that we have granted to Deutsche Bank Securities Inc. a right of first refusal to participate in certain future offerings. The Financial Industry Regulatory Authority has deemed this right of first refusal a form of compensation received in connection with the offering valued at 1% of the total gross proceeds of this offering.

* * *

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1289814/000119312508021617/df1a.htm

* * *

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-503-4611 OR BY EMAIL AT prospectusrequest@list.db.com OR BY SUBMITTING A REQUEST TO DEUTSCHE BANK SECURITIES INC., ATTN: PROSPECTUS DEPARTMENT, HARBORSIDE FINANCIAL CENTER, 100 PLAZA ONE, JERSEY CITY, NJ 07311-3988.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE ELECTRONIC MAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA ELECTRONIC MAIL.